Form 10-C

               Securities and Exchange Commission
                    Washington, DC 20549


Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

Exact name of issuer as specified in charter:  MCB Financial Corporation.
Address of principal executive offices:        1248 Fifth Avenue
					                                          San Rafael, California 94901

Issuer's telephone number (including area code): (415) 459-2265

I. Change in Number of Shares Outstanding
   Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security:  MCB Financial Corporation common stock, no par value.
2. Number of shares outstanding before the change:  957,542
3. Number of shares outstanding after the change: 1,005,421
4. Effective date of change:  August 16, 1997
5. Method of change:  Stock dividend
   Give brief description of transaction: A five percent stock dividend was declared at the July meeting of the Board of Directors to shareholders of record on August 1, 1997. Cash was paid in lieu of any fractional shares. The dividend was payable to shareholders on or about August 16, 1997.


Date:  August 15, 1997                   By:/s/ Patrick E. Phelan
                                            Chief Financial Officer
                                           (Principal Accounting Officer)